Insured: NORTH SQUARE INVESTMENTS TRUST   Date: July 15, 2020

Producer: MAURY, DONNELLY & PARR, INC.

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
May 13, 2019	82416770	Policy Extension		$ 232 A/P
To				
September 30, 2020				
20% Commission				
			TOTAL	$ 232 A/P

FEDERAL INSURANCE COMPANY

Endorsement No.: 10

Bond Number: 82416770

NAME OF ASSURED: NORTH SQUARE INVESTMENTS TRUST

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.   BOND PERIOD: from   12:01 a.m. on   May 13, 2019
                                                      to   12:01 a.m. on   September 30, 2020

This Endorsement applies to loss discovered after 12:01 a.m. on August 24, 2020.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 15, 2020   By____

                                                                  Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)

Consideration and Approval of Extension of Fidelity Bond (Rule 17g-1)

Fidelity Bond

You are also being asked to consider and approve the extension of Fidelity Bond coverage. Rule 17g-1 under the 1940 Act requires that a fidelity bond meet certain minimum coverage requirements and provides that the fidelity bond cannot be cancelled, terminated or modified except after notice to the fund and the SEC. The extension lengthens coverage through September 30, 2020.

PROPOSED RESOLUTIONS

RESOLVED, that the form, terms and coverage provisions of the Trust's fidelity bond (the "Fidelity Bond") issued by Federal Insurance Company in the amount of $750,000 for an extended term ending September 30, 2020, in substantially the form presented at this Meeting, with such changes as the officers of the Trust, with the advice of counsel to the Trust, deem necessary or appropriate, such changes to be conclusively evidenced by the Fidelity Bond as executed by such officers, be, and it hereby is, approved by the entire Board and by a separate vote of a majority of the Independent Trustees; and it is

FURTHER RESOLVED, that subject to the terms of the Fidelity Bond, from time to time the amount of the bond may be increased during its term to an amount at least equal to the minimum amount (but not substantially in excess of that amount) set forth in the table contained in paragraph (d) of Rule 17g-1 under the 1940 Act, with other terms of the bond remaining substantially the same, and the Board acknowledges that this approval constitutes advance notice of these increases required to be given to the Board; and it is

FURTHER RESOLVED, that the officers of the Trust are authorized to pay the premium payable with respect to such Fidelity Bond in accordance with the recommendation presented at this Meeting; and it is

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized, empowered, and directed to make the filings and give the notices required by Rule 17g-1 under the 1940 Act, and to make any other filings necessary or advisable in connection with the Fidelity Bond and to take all actions deemed necessary or advisable to carry out the intent of the forgoing resolutions.

North Square Investments Trust

Rule 17g-1(g)(1)

A premium of $232 has been paid by the North Square Investments Trust for the extension of the $750,000 of Fidelity Bond coverage. Fidelity Bond Policy covers the period August 24, 2020 to September 30, 2020.